DHX Media Ltd.

Consolidated Financial Statements
June 30, 2018 and 2017
(expressed in thousands of Canadian dollars)

September 24, 2018

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board for approval.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

PricewaterhouseCoopers LLP, appointed as the Company's auditors by the shareholders, has audited these consolidated financial statements and their report follows.

(signed) “Michael Donovan”	(signed) “Doug Lamb”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Toronto, Ontario

September 24, 2018

Independent Auditor's Report

To the Shareholders of
DHX Media Ltd.

We have audited the accompanying consolidated financial statements of DHX Media Ltd. and its subsidiaries, which comprise the consolidated balance sheets as at June 30, 2018 and June 30, 2017 and the consolidated statements of changes in equity, income (loss), comprehensive income (loss) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DHX Media Ltd. and its subsidiaries as at June 30, 2018 and June 30, 2017 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) *"PricewaterhouseCoopers LLP"*

Chartered Professional Accountants, Licensed Public Accountants
Halifax, Nova Scotia, Canada

PricewaterhouseCoopers LLP
1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, Canada, B3J 3P6
T: +1 902 491 7400, F: +1 902 422 1166

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

DHX Media Ltd.
Consolidated Balance Sheet
As at June 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	June 30, 2018	June 30, 2017
	$	$
Assets

Current assets

Cash	46,550	62,143
Cash held in trust (note 12(c)(iv))	—	239,877
Amounts receivable (note 6)	251,538	245,033
Prepaid expenses and other	8,580	10,092
Investment in film and television programs (note 7)	186,008	195,180

	492,676	752,325

Long-term amounts receivable (note 6)	18,789	26,502
Acquired and library content (note 8)	147,088	155,940
Property and equipment (note 9)	30,436	30,996
Intangible assets (note 10)	546,997	555,408
Goodwill (note 11)	240,806	240,534

	1,476,792	1,761,705
Liabilities

Current liabilities

Bank indebtedness (note 12)	16,350	—
Accounts payable and accrued liabilities	130,545	178,365
Deferred revenue	47,552	50,949
Interim production financing (note 12)	93,683	101,224
Current portion of long-term debt and obligations under finance leases (note 12)	10,524	234,876

	298,654	565,414

Long-term debt and obligations under finance leases (note 12)	746,046	748,459
Other long-term liabilities	13,621	17,420
Deferred income taxes (note 15)	17,679	14,559

	1,076,000	1,345,852

Shareholders’ Equity
Equity attributable to Shareholders of the Company	315,078	329,297
Non-controlling interest	85,714	86,556

	400,792	415,853

	1,476,792	1,761,705

Commitments and contingencies (note 19)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Changes in Equity
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	Common shares $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Retained earnings (deficit) $	Non-controlling interest $	Total $

Balance - June 30, 2016	302,828	20,488	(20,286)	33,805	—	336,835

Net loss for the year	—	—	—	(3,634)	—	(3,634)
Other comprehensive loss for the year	—	—	(1,310)	—	—	(1,310)

Comprehensive loss for the year	—	—	(1,310)	(3,634)	—	(4,944)

Common shares issued (note 13)	354	(45)	—	—	—	309
Dividends reinvested and paid	1,138	—	—	(9,908)	—	(8,770)
Share-based compensation (note 13)	—	5,867	—	—	—	5,867
Non-controlling interest on acquisition of subsidiaries (note 5)	—	—	—	—	86,556	86,556

Balance - June 30, 2017	304,320	26,310	(21,596)	20,263	86,556	415,853

Net income (loss) for the year	—	—	—	(14,060)	7,312	(6,748)
Other comprehensive income for the year	—	—	6,978	—	—	6,978

Comprehensive income (loss) for the year	—	—	6,978	(14,060)	7,312	230

Common shares issued (note 13)	428	(200)	—	—	—	228
Dividends reinvested and paid	419	—	—	(10,734)	—	(10,315)
Share-based compensation (note 13)	—	2,950	—	—	—	2,950
Non-controlling interest on acquisition of subsidiaries (note 5)	—	—	—	—	4,036	4,036
Distributions to non-controlling interests	—	—	—	—	(12,190)	(12,190)

Balance - June 30, 2018	305,167	29,060	(14,618)	(4,531)	85,714	400,792

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Income (Loss)
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars, except for amounts per share)

	June 30, 2018	June 30, 2017
	$	$
Revenues (note 23)	434,416	298,712

Expenses (note 17)
Direct production costs and expense of film and television produced	244,244	143,112
Amortization of acquired and library content (note 8)	15,916	10,541
Amortization of property and equipment and intangible assets	24,174	17,565
Development, integration and other	10,554	3,435
Acquisition costs (note 5)	—	9,695
Write-down of investment in film and television programs and acquired and library content and impairment of intangible assets (notes 7,8,10)	12,027	1,540
Selling, general and administrative	86,200	74,133
Finance expense (note 16)	58,956	42,978
Finance income (note 16)	(12,398)	(2,524)

	439,673	300,475

Loss before income taxes	(5,257)	(1,763)

Provision for (recovery of) income taxes
Current income taxes (note 15)	2,166	5,991
Deferred income taxes (note 15)	(675)	(4,120)

	1,491	1,871

Net loss for the year	(6,748)	(3,634)

Net income attributable to non-controlling interests	7,312	—

Net loss attributable to Shareholders of the Company	(14,060)	(3,634)

Basic loss per common share (note 21)	(0.10)	(0.03)

Diluted loss per common share (note 21)	(0.10)	(0.03)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Comprehensive Income (Loss)
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	June 30, 2018	June 30, 2017
	$	$

Net loss for the year	(6,748)	(3,634)

Other comprehensive income (loss)

Items that may be subsequently reclassified to the statement of income (loss)
Foreign currency translation adjustment	6,978	(1,310)

Comprehensive income (loss) for the year	230	(4,944)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Consolidated Statement of Cash Flows
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars)

	June 30,	June 30,
	2018	2017
	$	$
Cash provided by (used in)

Operating activities
Net loss for the year	(6,748)	(3,634)
Charges (credits) not involving cash
Amortization of property and equipment	8,828	6,186
Amortization of intangible assets	15,346	11,379
Write-down of intangible assets	1,059	—
Unrealized foreign exchange loss	(3,295)	2,637
Amortization of deferred financing fees	4,992	1,682
Accretion on tangible benefit obligation	539	651
Debt extinguishment charge	—	6,990
Share-based compensation	2,950	5,867
Accretion on Senior Unsecured Convertible Debentures	1,586	—
Amortization of debt premium	—	118
Movement in the fair value of embedded derivatives	(11,251)	(1,968)
Deferred tax recovery	(675)	(4,120)
Write-down of acquired and library content	3,402	363
Write-down of investment in film and television programs	7,566	1,177
Amortization of acquired and library content	15,916	10,541
Net investment in film and television programs (note 22)	4,471	(57,235)
Net change in non-cash balances related to operations (note 22)	(31,322)	12,830

Cash provided by (used in) operating activities	13,364	(6,536)

Financing activities
Dividends	(10,315)	(8,770)
Common shares issued	228	309
Proceeds from bank indebtedness	16,350	—
Proceeds from (repayment of) interim production financing	(7,541)	9,221
Distributions to non-controlling interests	(12,190)	—
Payment of debt issue costs	(539)	(32,340)
Decrease (increase) in cash held in trust	239,877	(239,877)
Proceeds from long-term debt	—	782,362
Repayment of long-term debt and obligations under finance leases	(236,763)	(73,623)

Cash (used in) provided by financing activities	(10,893)	437,282

Investing activities
Business acquisitions, net of cash acquired (note 5)	(7,641)	(439,014)
Acquisition of property and equipment	(2,426)	(5,618)
Acquisition/cost of intangible assets	(8,539)	(4,332)

Cash used in investing activities	(18,606)	(448,964)

Effect of foreign exchange rate changes on cash	542	(85)

Net change in cash during the year	(15,593)	(18,303)

Cash - Beginning of year	62,143	80,446

Cash - End of year	46,550	62,143

Supplemental information (note 22)

The accompanying notes form an integral part of these consolidated financial statements.

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

1	Nature of business
DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbol DHX. On June 23, 2015, the Company commenced trading its Variable Voting Shares on the NASDAQ Global Trading Market (“NASDAQ”) under the symbol DHXM. The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets; licenses its brands in the domestic and international markets; broadcasts films and television programs in the domestic market; and manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation
The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been authorized for issuance by the Board of Directors on September 24, 2018.

3	Significant accounting policies, judgments and estimation uncertainty
The significant accounting policies used in the preparation of these financial statements are described below:
Basis of measurement
The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.
Consolidation
The consolidated financial statements include the accounts of DHX Media Ltd. and all of its subsidiaries. The consolidated financial statements of all subsidiaries are prepared for the same reporting period, using consistent accounting policies. Intercompany accounts, transactions, income and expenses and unrealized gains and losses resulting from transactions among the consolidated companies have been eliminated upon consolidation.
Subsidiaries are those entities, including structured entities, which the Company controls. Consistent with other entities in the film and television industry, the Company utilizes structured entities as a vehicle to create and fund some of its film and television projects. When the Company makes substantive decisions on creation of the content and financing within the structured entities it consolidates them. For accounting purposes, control is established by the Company when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company and are de-consolidated from the date that control ceases.

(1)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Non-controlling interest represents the portion of a subsidiary's earning and losses and net assets that is not held by the Company. If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary's equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.
Foreign currency translation

(i)	Functional and presentation currency

Items included in the consolidated financial statements of each consolidated entity of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). The primary indicator which applies to the Company is the currency that mainly influences revenues and expenses. Secondary indicators include the currency in which funds from financing activities are generated. The Company operates material subsidiaries in three currency jurisdictions including the Canadian dollar, the US dollar, and the UK pound sterling. An assessment of the primary and secondary indicators for each subsidiary is performed to determine the functional currency of the subsidiary, which are then translated to Canadian dollars, the Company's presentation currency. The financial statements of consolidated entities that have a functional currency other than Canadian dollars (“foreign operations”) are translated into Canadian dollars as follows:

(a)	assets and liabilities - at the closing rate at the date of the balance sheet; and

(b)	income and expenses - at the average rate for the period.

All resulting exchange differences are recognized in other comprehensive income as foreign currency translation adjustments.
When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation, at year-end exchange rates, of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the consolidated statement of income (loss).

(2)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Revenue recognition
Revenue from the licensing of film and television programs is recognized when:

(a)	the production has been completed;

(b)
the contractual delivery arrangements have been satisfied and the Company retains neither continuing managerial involvement to the degree usually associated with the ownership nor effective control over the goods sold;

(c)	the customer has access to the production and can benefit from the content;

(d)	the amount of revenue can be measured reliably;

(e)	collectability of proceeds is probable; and

(f)	the costs incurred or to be incurred in respect of the contractual arrangement can be measured reliably.

Cash payments received or advances currently due pursuant to a broadcast license or distribution arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.
Revenue from production services for third parties and other revenue, as appropriate, is recognized on a percentage-of-completion basis. Percentage-of-completion is based upon the proportion of costs incurred in the current period to total expected costs. A provision is made for the entire amount of future estimated losses, if any, on productions-in-progress.
Royalty revenue is accrued for royalty streams for which the receipt of revenue is probable and is recognized in accordance with the substance of the relevant agreements and statements received from third party agents.
Revenue from live tours is recorded in the period in which the show is performed, the amount of revenue can be reliably measured, the costs incurred or to be incurred can be measured and collectability is reasonably assured. Merchandising revenue is recognized at the point of sale to customers.

Revenue from the management of copyrights, licensing and brands for third parties through representation agreements is recognized when the amount of revenue can be reliably measured, the services have been provided and collectability is reasonably assured. Amounts received or advances currently due pursuant to a contractual arrangement, which have not yet met the criteria established to be recognized as revenue, are recorded as deferred revenue.

Revenue from the Company's broadcasting business is recognized as follows:

(a)
subscriber fee revenues are recognized monthly based on estimated subscriber levels for the period-end, which are based on the preceding month's actual subscribed as submitted by the broadcast distribution undertakings;

(b)	advertising and promotion revenue, net of agency commission where applicable, is recorded when the advertising or promotion airs on the Company's television stations; and

(c)	other revenues, including sponsorship revenue, as earned.

(3)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Gross versus net revenue
The Company evaluates arrangements with third parties to determine whether revenue should be reported on a gross or net basis under each individual arrangement by determining whether the Company acts as the principal or agent under the terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. Conversely, to the extent that the Company acts as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any related expenses. Determining whether the Company acts as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that the Company considers include identification of the primary obligor, as well as which party has credit risk, general and inventory risk (or equivalent) and latitude in establishing prices.
Investment in film and television programs
Investment in film and television programs represents the balance of costs of film and television programs which have been produced by the Company or for which the Company has invested in distribution rights and the Company’s right to participate in certain future cash flows of film and television programs produced and distributed by other unrelated parties.

Costs of investing in and producing film and television programs are capitalized. The costs are measured net of federal and provincial program contributions earned and are charged to income using a declining balance method of amortization. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until substantially all of the activities necessary to prepare the film or television program for delivery are complete. Production financing provided by third parties that acquire participation rights is recorded as a reduction of the cost of the production.

The rates used for the declining balance method of amortization range from 40 to 100% at the time of initial episodic delivery and at rates ranging from 10 to 25% annually thereafter. The determination of the rates is based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue.

Investments in film and television programs are accounted for as inventory and classified within current assets. The normal operating cycle of the Company can be greater than 12 months.

The investment in film and television programs is measured at the lower of cost and net realizable value. The net realizable value is determined using estimates of future revenues net of future costs. A write-down is recorded equivalent to the amount by which the costs exceed the estimated net realizable value of the film or television program.

Acquired and library content
Acquired and library content represents the balance of acquired film and television programs. Acquired and library content typically has minimal ongoing costs to maintain the content, and is charged to income using a declining balance method of amortization.

The rates used for the declining balance method of amortization range from 10 to 20% annually. The determination of rates is based on the expected economic useful life of the film or television program, and includes factors such as the availability of rights to renew licenses for episodic television programs in various territories, as well as the availability of secondary market revenue.

(4)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Acquired and library content is accounted for as an intangible asset and classified within long-term assets.

Acquired and library content is tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use, being the present value of the expected future cash flows of the asset. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Broadcast rights
Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months based on the expected pattern of consumption of the economic benefit. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the consolidated balance sheet.

Any impairment charges are reported as an expense on the consolidated statement of income (loss).

Accrued participation payables
Included in accounts payable and accrued liabilities are accrued participation payables.  Accrued participation payables reflect the legal liability due as at the balance sheet date, calculated as the participation owing on cash collected and accounts receivable.

Deferred financing fees and debt issue costs
Debt issue costs related to bank indebtedness are recorded as a deferred charge and amortized, using the straight-line method, over the term of the related bank indebtedness and the expense is included in interest expense. Debt issue costs related to long-term debt are recorded as a reduction to the carrying amount of long-term debt and amortized using the effective interest method and the expense is included in finance expense.
Business combinations
The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.
Any contingent consideration to be transferred by the group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

(5)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Goodwill is initially measured as the excess of the aggregate of the fair value of consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.
Development costs
Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and included in investment in film and television programs upon commencement of production. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off as development expenses at the earlier of the date determined not to be recoverable or when projects under development are abandoned, or three years from the date of the initial recognition of the investment, if there have been no active development milestones or significant development expenditures within the last year.
Property and equipment
Property and equipment are carried at historical cost, less accumulated amortization and accumulated impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statement of income during the period in which they are incurred. Amortization is provided, commencing when the asset is available for use, over the estimated useful life of the asset, using the following annual rates and methods:

Buildings	4% declining balance
Furniture, fixtures and other equipment	5% to 20% declining balance
Computer equipment	30% declining balance
Post-production equipment	30% declining balance
Computer software	2 years straight-line
Website design	2 years straight-line
Leasehold improvements	Straight-line over the term of lease

The Company allocates the amount initially recognized in respect of an item of property and equipment to its significant parts and depreciates each such part separately. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.
Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statement of income (loss).
Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired at the date of acquisition. Goodwill is carried at cost less any accumulated impairment losses and is not subject to amortization. Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. Goodwill is allocated to a cash generating unit (“CGU”), or group of CGUs, which is the lowest level within an entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Impairment is tested by comparing the recoverable amount of goodwill assigned to a CGU or group of CGUs to its carrying value.

(6)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Intangible assets

Intangible assets are carried at cost. Amortization is provided on a straight-line basis over the estimated useful life of the assets, using the following annual rates and methods:

Broadcaster relationships	7 to 10 years straight-line
Customer relationships	10 years straight-line
Brands	10 to 20 years straight-line or indefinite life
Production and distribution rights	10 to 25 years straight-line
Production backlog	2 to 3 years straight-line
Non-compete contracts	3 years straight-line
Production software	5 years straight-line

Intangible assets with indefinite life are not amortized. The assessment of whether the underlying asset continues to have an indefinite life is reviewed annually to determine whether an indefinite life continues to be supportable, and if not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses
Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the CGUs to which the asset belongs.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purposes of measuring recoverable amounts, assets are grouped into CGUs. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use, being the present value of the expected future cash flows of the relevant CGU. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, including investment in films and property and equipment, are added to the cost of those assets, until such time as the assets are substantially complete and ready for use. All other borrowing costs are recognized as a finance expense in the consolidated statement of income in the period in which they are incurred.

(7)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Government financing and assistance

The Company has access to several government programs, including tax credits that are designed to assist film and television production and distribution in Canada. The Company records government assistance when the related costs have been incurred and there is reasonable assurance that they will be realized. Amounts received or receivable in respect of production assistance are recorded as a reduction of the production costs of the applicable production. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is recorded as a reduction of the applicable expense item.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

Leases
Upon initial recognition, the Company classifies all leases as either a finance lease or an operating lease, depending on the substance of the lease terms. Finance leases are classified as such because they are found to transfer substantially all the rewards incidental to ownership of the asset to the lessee, whereas operating leases are classified as such because they are not found to meet the criteria required for classification as a finance lease. Upon commencement of the lease, finance leases are recorded as assets with corresponding liabilities in the consolidated balance sheet at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The rate used to discount the payments is either the interest rate implicit in the lease or the Company's incremental borrowing rate. The asset is amortized over the shorter of the term of the lease and the useful life of the asset while the liability is decreased by the actual lease payments and increased by any accretion expense. Payments made under operating leases are charged to the consolidated statement of income (loss) on a straight-line basis over the period of the lease.
Income taxes
The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income (loss), except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous periods.
Deferred tax is recognized in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements, as well as the benefit of losses that are probable to be realized and are available for carry forward to future years to reduce income taxes. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

(8)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
The effect of a change in tax rates on deferred tax assets and liabilities is included in earnings in the period that the change is substantively enacted, except to the extent it relates to items previously recognized outside earnings in which case the rate change impact is recognized in a manner consistent with how the items were originally recognized.
Deferred income tax assets and liabilities are presented as non-current.
Share-based compensation
The Company grants stock options to certain directors, officers, employees and consultants of the Company. Stock options vest over periods of up to 4 years and expire after 5 to 7 years. Each vesting tranche of stock options is considered a separate award with its own vesting period and estimated grant date fair value. The estimated grant date fair value of each vesting tranche is estimated using the Black-Scholes option pricing model. The non-cash compensation expense is recognized over each tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately.
The Company also grants performance share units ("PSUs") to certain eligible employees. PSUs are granted at the discretion of the Board based on a notional equity value of the common shares of the Company tied to a specified formula. The number of PSUs that ultimately vest under each grant is dependent on continued employment for a period of time and the achievement of specific performance measures. On the vesting date, each employee will receive common shares as settlement; accordingly, grants of PSUs are accounted for as equity settled instruments. The Company recognizes compensation expense offset by contributed surplus equal to the estimated grant date fair value of the PSUs granted on a straight-line basis over the applicable vesting period, taking into consideration forfeiture estimates. Compensation expense is adjusted prospectively for subsequent changes in management’s estimate of the number of PSUs that are expected to vest.
Earnings per share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for potentially dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options, PSUs and the Senior Unsecured Convertible Debentures.

(9)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Financial instruments
Financial instruments are classified as follows:

•
Financial assets classified as "Available-for-Sale" are recognized initially at fair value plus transaction costs and are subsequently carried at fair value with the changes in fair value recorded in other comprehensive income. Available-for-Sale assets are classified as non-current, unless the investment matures or management expects to dispose of them within twelve months.

•
Derivative financial instruments are classified as “Held-for-Trading” and recognized initially on the balance sheet at fair value. Financial assets classified as Held-for-Trading are recognized at fair value with the changes in fair value recorded in net income.

•
Cash, cash held in trust, trade receivables and long-term amounts receivables are classified as “Loans and Receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest method, less a provision for impairment, established on an account-by-account basis, based on, among other factors, prior experience and knowledge of the specific debtor and management’s assessment of the current economic environment.

•
Accounts payable and accrued liabilities, interim production financing, long-term debt, special warrants and other liabilities are classified as “Other Financial Liabilities”, and are initially recognized at fair value less transaction costs. Subsequent to initial recognition, Other Financial Liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A significant or prolonged decline in the fair value of the security below its cost is evidence that the asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

•
Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

•
Available-for-Sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

Impairment losses on financial assets carried at amortized cost and Available-for-Sale financial assets are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.
Dividend distribution
Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Board of Directors.

(10)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Tangible benefit obligation
As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) on July 31, 2014, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over seven years from the date of acquisition. The tangible benefit obligation was initially recorded in the consolidated statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount was recorded as a liability at the date of acquisition of DHX Television. The tangible benefit obligation is being adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation (other than incurred expenditures) are recorded as finance expense in the consolidated statement of income (loss).

Cash and cash equivalents

Cash and cash equivalents consist of current operating bank accounts, term deposits and fixed income securities with an original term to maturity of 90 days or less. Cash equivalents are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

New and amended standards adopted

i)
The IASB issued amendments to IAS 7, "Statement of Cash Flows" ("IAS 7") to improve financial information provided to users of financial statements about an entity's financing activities. These amendments are effective for annual periods beginning on or after January 1, 2017. The adoption of this standard had no financial impact on the Company's consolidated financial statements, however did required additional disclosure in note 22.

Accounting standards issued but not yet applied

i)
IFRS 9 “Financial instruments” (“IFRS 9”) is required to be applied for years beginning on or after January 1, 2018, and sets out the requirements for recognizing and measuring financial assets and financial liabilities. IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The new standard establishes a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. It also provides guidance on an entity's own credit risk relating to financial liabilities and amends the impairment model by introducing a new 'expected credit loss' model for calculating impairment. Additional disclosures would be required under the new standard.

Upon adoption, the Company expects the impact to be $500 to $1,500, and will change the category of classification for its financial assets and financial liabilities. Previously, the Company classified its financial assets as ‘loans and receivables’ and its financial liabilities as ‘other financial liabilities’, both of which were previously measure at amortized cost, with the exception of embedded derivatives which were measured at fair value. Under IFRS 9, the measurement basis would remain the same, however the category for classification would be referred to as 'Amortized Cost'.

(11)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

ii)
IFRS 15 “Revenue from Contracts and Customers” (“IFRS 15”) is required to be applied for years beginning on or after January 1, 2018, and establishes principles to record revenues from contracts for the sale of goods or services, unless the contracts are in the scope of other IFRSs. IFRS 15 replaces IAS 18, “Revenue” and IAS 11, “Construction Contracts”, and some revenue related interpretations. Under IFRS 15, revenue is recognized at an amount that reflects the expected consideration receivable in exchange for transferring goods or services to a customer, applying the following five steps:

1.Identify the contract with a customer
2.Identify the performance obligations in the contract
3.Determine the transaction price
4.Allocate the transaction price to the performance obligations in the contract
5.Recognize revenue when (or as) the entity satisfies a performance obligation

The new standard also provides additional guidance relating to principal versus agent relationships, licenses of intellectual property, and contract costs.

The Company has completed its assessment of the impact of IFRS 15 and expects its proprietary production revenue and consumer products owned revenue streams to be impacted.

Under IFRS 15, the Company has determined that in certain proprietary production contracts, the customer who owns the initial broadcast license rights may in substance control the asset. In such cases, the Company would record revenue using the percentage of completion basis.

In addition,  the Company has determined that, under IFRS 15, contracts for the management of copyrights, licensing and brands provide the customer with a right to access to the underlying property, and therefore royalties, including minimum guarantees, will be recognized as the greater of earned royalties or the pro-rata minimum guarantee over the term of the license.

IFRS 15 permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective or cumulative effect method).  The Company intends to adopt the standard using the modified retrospective method on the date of transition, which is July 1, 2018.  The expected impact of this adoption is a increase in deficit as at July 1, 2018 in the range of $4.0 million to $9.0 million, with a corresponding adjustment to deferred revenue.

iii)
In January 2016, the IASB issued IFRS 16, "Leases" ("IFRS 16") effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have also adopted IFRS 15. IFRS 16 provides a comprehensive model for the measurement, presentation and disclosure of leases and supersedes

IAS 17, "Leases". The adoption of IFRS 16 will result in substantially all lessee leases being recorded on the balance sheet as an asset with a corresponding liability with both current and long-term portions. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

(12)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

iv)
The IASB issued amendments to IFRS 2, "Share-based payment" ("IFRS 2"), to clarify the classification and measurement of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v)
In June 2017, the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application. The Company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.

vi)
The IASB issued IFRIC 22 "Foreign currency transactions and advance consideration" ("IFRIC 22"), which clarifies how to determine the date of transaction for the exchange rate to be used on initial recognition of a related asset, expense or income where an entity pays or receives consideration in advance for foreign currency-denominated contracts. For a single payment or receipt, the date of the transaction is the date on which the entity initially recognises the non-monetary asset or liability arising from the advance consideration (the prepayment or deferred income/contract liability). IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. The Company will apply the IFRIC on a prospective basis. The effect of applying this IFRIC is not expected to be have a significant impact on the Company's consolidated financial statements.

Significant accounting judgments and estimation uncertainty
The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(i)	Income taxes and deferred income taxes

Deferred tax assets and liabilities require management’s judgment in determining the amounts to be recognized. In particular, judgment is used when assessing the extent to which deferred tax assets should be recognized with respect to the timing of deferred taxable income.
The current income tax provision for the year requires judgment in interpreting tax laws and regulations. Estimates are used in determining the provision for current income taxes which are recognized in the financial statements. The Company considers the estimates, assumptions and judgments to be reasonable but this can involve complex issues which may take an extended period to resolve. The final determination of the amounts to be paid related to the current year’s tax provisions could be different from the estimates reflected in the financial statements. The Company’s tax filings also are subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities.

(13)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(ii)	Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:
•estimated fair values of tangible assets;
•estimated fair values of intangible assets;
•estimated fair values of deferred revenue;
•probability of required payment under contingent consideration provisions;
•estimated income tax assets and liabilities; and
•estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is the earlier of the date management receives the information it is looking for or one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:
•future expected cash flows from distribution, consumer products and licensing and other customer contracts;
•expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•the fair value of deferred revenue, including future obligations to customers;
•uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•discount rates applied to future expected cash flows.

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

(iii)	Investment in film and television programs/Acquired and library content

The costs of investing in and producing film and television programs are capitalized, net of federal and provincial program contributions earned.

(14)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Investment in film assets are amortized using the declining balance method with rates of amortization ranging from 40% to 100% at the time of initial episodic delivery and at rates ranging from 10% to 25% annually thereafter. Management estimates these rates based on the expected economic useful life of the film or television program, and includes factors such as the ability to license rights to broadcast rights programs in development and availability of rights to renew licenses for episodic television programs in subsequent seasons, as well as the availability of secondary market revenue. Estimation uncertainty relates to management's ability to estimate the expected economic useful life of the film or television program.

(iv)	Impairment of goodwill and indefinite life intangibles

Management estimates the recoverable amount of each CGU that has goodwill or indefinite life intangibles by estimating its value-in-use or fair value less costs to sell, whichever is greater, and compares it to the carrying amount to determine if the goodwill or indefinite life intangible asset are impaired.

Value-in-use is based on the expected future cash flows of an asset or CGU discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The impairment test calculations are based on detailed budgets and forecasts which are prepared for each CGU to which the assets are allocated. These budgets and forecasts generally cover a period of five years with a long-term growth rate applied to the terminal year. Key areas of estimation uncertainty relate to management's assumptions about future operating results, long-term growth rates and the discount rate. Actual results could vary from these estimates which may cause significant adjustments to the Company's goodwill or indefinite life intangible assets in subsequent reporting periods.

(v)	Impairment of non-financial assets

The indicators of impairment for non-financial assets are determined based on management’s judgment. If an indication of impairment exists, or when annual testing for an asset is required, the Company estimates the asset’s or CGU’s recoverable amount. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the recoverable amount, management estimates the asset or CGU’s value-in-use. Value-in-use is based on the estimated future cash flows of the asset or CGU discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The impairment test calculations are based on detailed budgets or forecasts which are prepared for each CGU to which the assets are allocated. Key areas of estimation uncertainty relate to management's assumptions about the cash flow forecast, the long-term growth rate applied to cash flows and the discount rate.

(15)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

4    Compensation of key management
Key management includes all directors, including both executive and non-executive directors, as well as the Executive Chairman and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Commercial Officer and President. The compensation earned by key management is as follows:

	2018	2017
	$	$

Salaries and employee benefits	4,205	2,694
Share-based compensation	2,146	2,738
Termination benefits	2,899	—

	9,250	5,432

5    Acquisitions
i) On September 15, 2017, the Company acquired 51% of the outstanding shares of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•	Cash consideration US$3,570 ($4,350) paid at closing, subject to a customary working capital adjustment; and

•
Two performance based earn-outs, each in the amount of up to US$1,000 ($1,218) which, subject to achieving performance based targets, may become payable on the first and second anniversaries of closing. Subsequent to year end, it was determined that $nil would be payable in relation to the first anniversary performance based target.

The acquisition of Ellie Sparkles was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Ellie Sparkles since September 15, 2017.
The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	122
Acquired and library content	8,406
Total identifiable net assets at fair value	8,528

Non-controlling interest	4,178
Purchase consideration transferred	4,350

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price allocation.

(16)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

ii)
On June 30, 2017 (“IED Effective Date”), the Company acquired all of the entertainment division of Iconix Brand Group, Inc. (“IED”), which includes an 80% controlling interest in Peanuts and a 100% interest in Strawberry Shortcake for consideration of US$349,132 ($453,070), consisting of US$345,000 ($447,707) paid at closing for the purchase price and a working capital adjustment of US$4,132 ($5,363), of which US$1,503 ($1,950) was paid at closing, and US$2,629 ($3,413) of which was paid during the period. Specifically, the acquisition of IED consisted of two Membership Interest Purchase Agreements which provided for the acquisition of an 80% interest in Peanuts Holdings LLC (including all subsidiaries) ("Peanuts"), a 100% interest in IBGNYC LLC (including all subsidiaries), a 100% interest in IBGSCREEN LLC, and a 100% interest in Shortcake IP Holdings LLC. The acquisition of IED was funded in conjunction with a refinancing (the “Refinancing”) of all the Company’s existing senior secured credit facilities (the "Former Senior Secured Credit Facilities") and existing senior unsecured notes (the "Senior Unsecured Notes").

The Company also entered into a new senior secured credit agreement (the "Senior Secured Credit Agreement") and completed an offering (the "Offering") of subscription receipts (the "Subscription Receipts"), which commensurate with the closing of the acquisition of IED on June 30, 2017 were automatically converted into special warrants (the "Special Warrants"), and effective October 1, 2017 were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures. The details of the Refinancing are further described in note 12. The remaining 20% interest in Peanuts Holdings LLC (including all subsidiaries) continues to be held by members of the family of Charles M. Schulz. In addition to its 20% interest in Peanuts Holdings LLC (including all subsidiaries), the family of Charles M. Schulz is also entitled to receive an additional fee based on the revenues less shareable costs of Peanuts Worldwide LLC, a subsidiary of Peanuts Holdings LLC, which for the year ended June 30, 2018 was $54,082.
The goodwill value of $25,149 arising from the acquisition of IED is attributable to the Company’s ability to further develop the Peanuts and Strawberry Shortcake properties in new ways; the increased size and scale of the combined consumer products and licensing businesses; synergies related to the Company’s CPLG business, which manages copyrights, licensing and brands; and the value of the assembled workforce.
Goodwill is measured as the excess of the consideration transferred and the amount of non-controlling interests over the estimated fair value of the identifiable assets acquired and the liabilities assumed.
The acquisition of IED was accounted for using the purchase method; and as such, the results of operations reflect the revenues and expenses of IED since June 30, 2017.

(17)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values as follows:

$
Assets
Cash	12,754
Amounts receivable	24,367
Prepaid expenses and deposits	1,787
Long-term receivables	8,661
Acquired and library content	74,618
Property and equipment	104
Intangible assets - brands	422,012
Goodwill	25,149
569,452
Liabilities
Accounts payable and accrued liabilities	10,938
Deferred revenue	14,575
Other liabilities	5,148
30,661

Total identifiable net assets at fair value	538,791

Non-controlling interest	85,721
Purchase consideration transferred	453,070

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price allocation.

Subsequent to June 30, 2018, the Company sold 49% of its 80% ownership interest in Peanuts (see note 24 for further details).

iii) On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary kids and family content and operates a kids and family focused YouTube channel, for consideration as follows:

•
Cash consideration £GBP1,290 ($2,121) paid at closing, with an additional payment of £GBP202 ($333) due on the first anniversary of closing and a final payment of £GBP202 ($333) due on the second anniversary of closing; and

•	A performance based earn-out of up to £GBP322 ($530) based on total commercial exploitation over a two-year period following closing.

The acquisition of Kiddyzuzaa was accounted for using the purchase method and as such, the results of operations reflect revenue and expenses of Kiddyzuzaa since March 3, 2017.

(18)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values as follows:

$
Assets
Cash	10
Acquired and library content	3,484
Goodwill	695
4,189

Liabilities
Accounts payable and accrued liabilities	75
Deferred income tax liabilities	631
706

Total identifiable net assets at fair value	3,483

Non-controlling interest	696
Purchase consideration transferred	2,787

The Company finalized the purchase price allocation during the year. There was no impact to net income previously reported as a result of finalizing the purchase price allocation.
6    Amounts receivable

	June 30, 2018	June 30, 2017
	$	$

Trade receivables	163,203	136,755
Less: Provision for impairment of trade receivables	(9,742)	(4,772)

	153,461	131,983

Goods and services tax recoverable, net	1,203	1,411
Federal and provincial film tax credits and other government assistance	96,874	111,639

Short-term amounts receivable	251,538	245,033

Long-term amounts receivable	18,789	26,502

Total amounts receivable	270,327	271,535
The aging of trade receivables not impaired is as follows:

	June 30, 2018	June 30, 2017
	$	$
Less than 60 days	131,683	125,081
Between 60 and 90 days	5,863	1,833
Over 90 days	15,915	5,069

	153,461	131,983
The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

(19)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	June 30, 2018	June 30, 2017
	$	$
Opening balance	4,772	6,459
Provision for receivables	5,089	3,857
Receivables written off during the period	(197)	(5,300)
Recoveries of receivables previously provided for	(12)	(94)
Foreign exchange	90	(150)

Closing balance	9,742	4,772

7 Investment in film and television programs

	June 30, 2018	June 30, 2017
	$	$

Development costs	2,112	1,678

Productions in progress
Cost, net of government and third-party assistance	17,577	37,346

Productions completed and released
Cost, net of government and third-party assistance	529,494	473,775
Accumulated expense	(377,041)	(343,487)
Accumulated write-down of investment in film and television programs	(15,910)	(11,131)

	136,543	119,157

Program and film rights - broadcasting
Cost	134,765	120,655
Accumulated expense	(102,202)	(83,656)
Accumulated write-down of program and film rights	(2,787)	—

	29,776	36,999

	186,008	195,180

All program and film rights - broadcasting, noted above, relate to DHX Television.

(20)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The continuity of investment in film and television programs is as follows:

	June 30, 2018	June 30, 2017
	$	$

Net opening investment in film and television programs	195,180	140,444
Increase in development costs	434	238
Cost of productions (completed and released and productions in progress), net of government assistance and third-party assistance	33,088	88,021
Expense of investment in film and television programs	(33,554)	(24,348)
Write-down of investment in film and television programs	(4,779)	(1,177)
Increase of program and film rights - broadcasting	14,110	15,839
Expense of program and film rights - broadcasting	(18,546)	(22,515)
Write-down of program and film rights - broadcasting	(2,787)	—
Foreign exchange	2,862	(1,322)

	186,008	195,180

During the year ended June 30, 2018, interest of $1,384 (2017 - $2,149) has been capitalized to investment in film and television programs.

8 Acquired and library content

	June 30, 2018	June 30, 2017
	$	$

Net opening acquired and library content	155,940	88,462
Additions IED (note 5)	—	74,618
Additions Kiddyzuzaa (note 5)	—	3,484
Additions Ellie Sparkles (note 5)	8,406	—
Write-down of acquired and library content	(3,402)	(363)
Amortization	(15,916)	(10,541)
Foreign exchange	2,060	280

	147,088	155,940

(21)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

9 Property and equipment

	Land	Building	Furniture, fixtures and equipment	Computer equipment	Post-production equipment	Computer software	Leasehold improvements	Total
	$	$	$	$	$	$	$	$

For the year ended June 30, 2017

Opening net book value	4,276	1,792	1,354	2,811	2,917	1,040	3,493	17,683
IED Acquisition	—	—	—	104	—	—	—	104
Additions	—	—	1,071	1,087	8,223	344	8,872	19,597
Disposals, net	—	—	—	(170)	—	—	—	(170)
Transfers, net	—	158	—	—	—	—	(158)	—
Amortization	—	(12)	(314)	(1,475)	(2,852)	(488)	(1,045)	(6,186)
Foreign exchange differences	—	—	—	(32)	—	—	—	(32)

Net book value	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996

At June 30, 2017

Cost	4,276	2,070	6,281	12,536	13,966	4,896	14,372	58,397
Accumulated amortization	—	(132)	(4,178)	(10,419)	(5,678)	(4,056)	(3,226)	(27,689)
Foreign exchange differences	—	—	8	208	—	56	16	288

Net book value	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996

For the year ended June 30, 2018

Opening net book value	4,276	1,938	2,111	2,325	8,288	896	11,162	30,996
Additions	—	73	349	852	6,055	331	616	8,276
Disposals, net	—	—	—	—	—	—	(104)	(104)
Amortization	—	(78)	(738)	(1,147)	(4,907)	(429)	(1,529)	(8,828)
Foreign exchange differences	—	—	1	84	—	9	2	96

	4,276	1,933	1,723	2,114	9,436	807	10,147	30,436

At June 30, 2018

Cost	4,276	2,143	6,630	13,388	20,021	5,227	14,884	66,569
Accumulated amortization	—	(210)	(4,916)	(11,566)	(10,585)	(4,485)	(4,755)	(36,517)
Foreign exchange differences	—	—	9	292	—	65	18	384

Net book value	4,276	1,933	1,723	2,114	9,436	807	10,147	30,436

As at June 30, 2018, included in the property and equipment net book value were leased computers equipment, post production equipment and computer software in the amount of $1,690, $6,327, and $740 respectively, (2017 - $1,733, $5,787, and $725).

(22)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

10    Intangible assets
All broadcast licenses relate to the operations of DHX Television.

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands (1)	Production and distribution rights (2)	Other (3)	Total
	$	$	$	$	$	$	$

For the year ended June 30, 2017

Opening book value	67,800	1,262	21,653	24,853	25,843	3,199	144,610
IED acquisition (note 5)	—	—	—	422,012	—	—	422,012
Additions	—	—	—	969	—	—	969
Amortization	—	(732)	(2,747)	(3,177)	(2,387)	(2,336)	(11,379)
Foreign exchange differences	—	1	(226)	(76)	(503)	—	(804)

Net book value	67,800	531	18,680	444,581	22,953	863	555,408

At June 30, 2017

Cost	67,800	7,362	27,920	458,260	30,946	7,327	599,615
Accumulated amortization	—	(6,875)	(9,680)	(13,918)	(3,551)	(6,464)	(40,488)
Foreign exchange differences	—	44	440	239	(4,442)	—	(3,719)

Net book value	67,800	531	18,680	444,581	22,953	863	555,408

For the year ended June 30, 2018

Opening book value	67,800	531	18,680	444,581	22,953	863	555,408
Additions	—	—	—	—	—	1,074	1,074
Amortization	—	(299)	(2,792)	(8,899)	(2,458)	(898)	(15,346)
Impairment	—	—	—	(1,059)	—	—	(1,059)
Foreign exchange differences	—	—	89	6,091	674	66	6,920

Net book value	67,800	232	15,977	440,714	21,169	1,105	546,997

At June 30, 2018

Cost	67,800	7,362	27,920	457,201	30,946	8,401	599,630
Accumulated amortization	—	(7,174)	(12,472)	(22,817)	(6,009)	(7,362)	(55,834)
Foreign exchange differences	—	44	529	6,330	(3,768)	66	3,201

Net book value	67,800	232	15,977	440,714	21,169	1,105	546,997

(1) Included in Brands are $350,419 of indefinite life intangibles (2017 - $345,319).
(2) Productions and distribution rights represent rights acquired by the Company to produce and/or distribute television content where the Company does not own the underlying intellectual properties.
(3) Comprised of production backlog, non-compete contracts and production software.

(23)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

11 Goodwill
The continuity of goodwill is as follows:

	June 30, 2018	June 30, 2017
	$	$

Opening net book value	240,534	214,325
Acquired on acquisition of IED (note 5)	(537)	25,818
Acquired on acquisition of Kiddyzuzaa (note 5)	—	695
Exchange differences	809	(304)

	240,806	240,534

Impairment testing

Goodwill and indefinite life intangible assets, being the broadcast licenses and certain brands, are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The Company tested goodwill for impairment at June 30, 2018 and 2017, in accordance with its policy described in note 3. For the purposes of allocating goodwill, the Company has determined that it has four CGU's: i) the Company's production, distribution and licensing of film and television programs business, being the Content Business excluding Peanuts (the "Content Business"); ii) Peanuts; iii) CPLG, which manages copyrights, licensing and brands for third parties; and iv) DHX Television. The CPLG CGU does not have any goodwill or indefinite life intangible assets, and therefore has not been tested for impairment.

In assessing the goodwill and indefinite life intangible assets for impairment, the Company compares the carrying value of the CGU to the recoverable amount, where the recoverable amount is the higher of fair value less costs to sell ("FVLCS") and the value-in-use ("VIU"). An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

To determine the recoverable amount for each of it's CGU's, the Company applied the following valuation methods:

CGU's	Valuation methodology
Content Business	Value-in-use
Peanuts	FVLCS
DHX Television	Value-in-use

Value-in-Use

The value-in-use of the Company's Content Business CGU and DHX Television CGU were determined by discounting five-year cash flow projections prepared from business plans reviewed by senior management and approved by the Board of Directors. The projections reflect management’s expectations of revenue, profit, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance. Cash flows beyond the five-year period are extrapolated using perpetual growth rates.

The discount rates are applied to the cash flow projections and were derived from the weighted average cost of capital and other external sources for each CGU.

(24)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

The following table shows the key assumptions used to estimate the recoverable amounts of the groups of CGUs:

	Assumptions used
	Perpetual	Pre-tax
CGU's	growth rate	discount rate

Content Business	3.0%	12.2%
DHX Television	0.0%	15.5%

For the Content Business and DHX Television CGU's, the recoverable amount of the CGU's to which goodwill and indefinite life intangible assets have been allocated was greater than its carrying value, as such the Company determined there were no impairments of goodwill or indefinite life intangible assets as at June 30, 2018. Management believes that any reasonably possible change in the key assumptions on which the estimate of recoverable amounts of the Content Business and DHX Television CGU's was based would not cause their carrying amounts to exceed their recoverable amounts.

The cash flows used in determining the recoverable amounts for the CGU’s were based on the following key assumptions:
Cash flows from operations for each CGU were projected for a period of five years based on a combination of past experience, actual operating results and forecasted future results.
For the Content Business CGU, key revenue assumptions include i) future production slates (both proprietary and production service), ii) future sources of distribution revenues (linear and digital) and expected sales prices/revenue levels, and iii) consumer products revenue forecasts by brand. These key assumptions represent Management’s assessment of future industry trends and are based on both historical results, future projections and external sources. Gross margins for the Content Business were estimated using a combination of both forecast and historical margins.
For the DHX Television CGU, the key revenue assumptions include subscriber levels, rates per subscriber, and future advertising revenues. Subscriber levels were estimated based on Management’s assessment of future industry trends, while subscriber rates were based on existing agreements and Management’s estimates of future renewal rates. Advertising and promotion revenues were based upon Management’s assessment of future industry trends, based on internal and external sources. Gross margins for DHX Television were estimated using historical margins, while giving consideration to expected future content costs.
Expenditure levels for all CGU’s were forecasted based on Management’s assessment of future industry trends.
Cash flow adjustments for capital expenditures for each CGU were based upon Management’s sustaining capital expenditure estimates, adjusted for presently planned capital expenditures required to achieve forecast operating levels.
The perpetual growth rates were estimated based upon Management’s assessment of future industry trends for each specific CGU.
Fair value less costs to sell

The fair value less costs to sell of the Company's Peanuts CGU was estimated with reference to the sale of 49% of its ownership interest to a third party, Sony Music Entertainment (Japan) Inc. subsequent to year end (see note 24). Based on the sales price of this transaction, the Company concluded there were no impairments of goodwill or indefinite life intangible assets in the Peanuts CGU as at June 30, 2018.

(25)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

12	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	June 30, 2018	June 30, 2017
	$	$

Bank indebtedness	16,350	—
Interim production financing	93,683	101,224
Long-term debt and obligations under finance leases	756,570	983,335

Interest bearing debt and obligations under finance leases	866,603	1,084,559

Amount due within 12 months	(120,557)	(336,100)

Amount due beyond 12 months	746,046	748,459

Effective June 30, 2017 and commensurate with the closing of the Company’s acquisition of IED (note 5), the Company entered into the Senior Secured Credit Agreement with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). All amounts borrowed pursuant to the Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and subsequently acquired real and personal property of the Guarantors.

On May 31, 2017, and pursuant to the Company’s acquisition of IED (note 5), the Company completed the Offering of Subscription Receipts, which upon closing of the acquisition of IED on June 30, 2017 were automatically converted into Special Warrants and were automatically exercised, for no additional consideration, into Senior Unsecured Convertible Debentures effective October 1, 2017.

The proceeds from the Refinancing were used to fund the acquisition of IED (note 5) and to repay all amounts owing pursuant to Former Senior Secured Credit Facilities and Senior Unsecured Notes.

a)	Bank indebtedness

The Revolving Facility has a maximum available balance of US$30,000 (CAD $39,504) and matures on June 30, 2022. The Revolving Facility may be drawn down by way of either $USD base rate, $CAD prime rate, $CAD bankers’ acceptance, or $USD and £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at floating rates ranging from the Drawdown Rate + 2.50% to the Drawdown Rate + 3.75%.

As at June 30, 2018, $16,350 (2017 - $nil) was drawn on the Revolving Facility, comprised of the following amounts payable: US$4,000, GBP£1,200, and CAD$9,000.

b)	Interim production financing

	June 30, 2018	June 30, 2017
	$	$

Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.5% - 1.0%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $115,639 at June 30, 2018 (June 30, 2017 - $131,186) have been pledged as security.	93,683	101,224

During the year ended June 30, 2018, the $CDN bank prime rate averaged 3.19% (2017 - 2.70%).

(26)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

c)	Long-term debt and obligations under finance leases

	June 30, 2018	June 30, 2017
	$	$

Term Facility, net of unamortized issue costs of $22,232 (June 30, 2017 - $26,107)	623,066	616,339
Special Warrants, net of unamortized issue costs of $nil (June 30, 2017 - $6,249)	—	133,751
Senior Unsecured Convertible Debentures, net of unamortized issue costs of $5,588 (June 30, 2017 - $nil) and embedded derivatives at fair value of $11,940 (June 30, 2017 - $nil)	124,747	—
Senior Unsecured Notes	—	225,000
Obligations under various finance leases, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from July 2018 to March 2021	8,757	8,245

	756,570	983,335

Less: Current portion	(10,524)	(234,876)

	746,046	748,459

(i) Term Facility

As at June 30, 2018, the Term Facility has a principal balance of US$490,050 (2017 - US$495,000) and matures on December 29, 2023.

The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments which commenced September 30, 2017. The Term Facility also requires repayments equal to 50% of Excess Cash Flow (the "Excess Cash Flow Payments") (as defined in the Senior Secured Credit Agreement), commencing for the fiscal year-ended June 30, 2018, while the First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is greater than 3.50 times, reducing to 25% of Excess Cash Flow while First Lien Net Leverage Ratio (as defined in the Senior Secured Credit Agreement) is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As at June 30, 2018, no payments were owing under the Excess Cash Flow Payments terms of the Term Facility.

The Term Facility bears interest at floating rates of either $USD base rate + 2.75% or $USD LIBOR + 3.75%.

Subsequent to June 30, 2018, the Company repaid US$161,328 against its Term Facility using proceeds from the sale of a 49% interest of the Company's 80% ownership in Peanuts (see note 24 for further details).

The Senior Secured Credit Facilities require that the Company comply with a Total Net Leverage Ratio covenant, defined as follows:

•
The ratio of Consolidated Funded Indebtedness (defined in summary as all third-party indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit, finance leases and other purchase money indebtedness and guarantees of the Company and certain of its subsidiaries (the “Restricted Subsidiaries”) and generally excludes all interim production financing), less the unrestricted cash and cash equivalents of the Company and Restricted Subsidiaries to Consolidated EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) of the Company and its Restricted Subsidiaries, calculated quarterly in $USD, which

(27)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

commencing the 12 month period ended September 30, 2017 is not to exceed 7.25 times, stepping down to 6.75 times commencing for the 12 month period ended September 30, 2018, then stepping down to 6.50 times for the 12 month period ended September 30, 2019, then stepping down to 5.75 times commencing for the 12 month period ended September 30, 2020, then stepping down to 5.50 times commencing for the 12 month period ended September 30, 2021 through until maturity.

As at June 30, 2018, the Company was in compliance with its debt covenants.

(ii) Former Term Facility

On June 30, 2017, a portion of the proceeds from the Refinancing were used to repay all amounts outstanding pursuant to the Former Term Facility which bore interest at floating rates, resulting in a debt extinguishment charge of $1,471 during the year ended June 30, 2017, representing the previously unamortized debt issue costs.

(iii) Senior Unsecured Convertible Debentures
On May 31, 2017, and in contemplation of the closing of the acquisition of IED (note 5), the Company completed the Offering of Subscription Receipts in the amount of $140,000, which upon closing of the acquisition of IED (note 5) on June 30, 2017 automatically converted into Special Warrants and were exercised, for no additional consideration, into Senior Unsecured Convertible Debentures of the Company effective October 1, 2017. The Subscription Receipts, Special Warrants and Senior Unsecured Convertible Debentures all bear interest at an annual rate of 5.875%, paid semi-annually on March 31 and September 30. The Senior Unsecured Convertible Debentures are convertible into Common Voting Shares or Variable Voting Shares of the Company at a price of $8.00 per share, subject to certain customary adjustments. The Senior Unsecured Convertible Debentures mature September 30, 2024.

The Company accounts for the Senior Unsecured Convertible Debentures by allocating the proceeds, net of issue costs, between the debt component and the embedded derivatives based on the estimated fair values of the debt component and the embedded derivatives, as determined by the residual value of the debt component. The Senior Unsecured Convertible Debentures have a cash conversion option whereby the Company can elect to make a cash payment in lieu of issuing Common Voting Shares or Variable Voting Shares upon exercise of the conversion option feature by the holder of the Senior Unsecured Convertible Debentures; accordingly, the Senior Unsecured Convertible Debentures are deemed to have no equity component and the estimated fair value of the embedded derivatives is recorded as a financial liability and is included with the debt component on the Company's consolidated balance sheet. Changes in the estimated fair value of the embedded derivatives are recorded through the Company's consolidated statement of income. As at October 1, 2017, the initial estimated fair value of the embedded derivatives was $23,191.

(iv) Senior Unsecured Notes
As at June 30, 2018, the outstanding principal amount due on the Senior Unsecured Notes was
$nil (2017 - $225,000). The Senior Unsecured Notes bore interest at 5.875% and with an originally scheduled maturity of December 2, 2021.

On June 7, 2017, and pursuant to both the acquisition of IED (note 5) and the Refinancing, the Company issued notice to the holders of the Senior Unsecured Notes of its intention to redeem the Senior Unsecured Notes on July 11, 2017, resulting in the recognition of an early redemption penalty of $13,464 and a debt extinguishment charge of $5,519, representing the previously unamortized debt issue costs, during the year ended June 30, 2017. On July 11, 2017, the Senior Unsecured Notes, including all accrued interest and the early redemption penalty were settled for $239,877.

(28)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

(v)	Principal repayments
The aggregate amount of scheduled principal repayments, excluding any potential Excess Cash Flow Payments, required in each of the next five years is as follows:

$

Year ending June 30, 2019	10,524
2020	8,611
2021	8,254
2022	7,440
2023 and beyond	759,225

13    Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting
Unlimited Common Voting Shares without nominal or par value
Unlimited Variable Voting Shares without nominal or par value
Unlimited Non-Voting Shares without nominal or par value

Preferred Variable Voting Shares

On May 14, 2018, the PVVS were transferred to the Company’s Executive Chairmen and Chief Executive Officer ("CEO"), in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the CEO entered into the PVVS Shareholder Agreement with the Company, pursuant to which the CEO: (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board; (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board; and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.
Common shares
On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.
On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting

(29)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Share, each Common Voting Share and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the TSX under the ticker symbol DHX. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.
b) Issued and outstanding

	June 30, 2018		June 30, 2017

	Number	Amount	Number	Amount
		$		$

Preferred variable voting shares (note 13 (a))	100,000,000	—	100,000,000	—

Common shares (note 13 (c))
Opening balance	134,061,548	304,320	133,774,729	302,828
Dividend reinvestment	108,180	419	195,319	1,138
Shares issued pursuant to the ESPP	43,496	199	31,500	205
PSU's settled	20,666	69	—	—
Options exercised	60,000	160	60,000	149

Ending balance	134,293,890	305,167	134,061.548	304,320
c) Common shares
The common shares of the Company are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at June 30, 2018, the Company had 99,510,508 Common Voting Shares, 34,783,382 Variable Voting Shares and nil Non-Voting Shares issued and outstanding (2017 - 103,821,287, 30,240,261, and nil respectively).
During the year ended June 30, 2018, the Company issued 43,496 common shares, at an average price of $4.58 as part of the Company’s employee share purchase plan (2017 - 31,500 at $6.51).

During the year ended June 30, 2018, 60,000 common shares were issued out of treasury at an average price of $1.81 upon exercise of stock options (2017 - 60,000 at $1.73).

During the year ended June 30, 2018, the Company issued 108,180 common shares at an average price of $3.87, as part of the shareholder enrollment in the Company's dividend reinvestment program (2017 - 195,319 at 5.82).

(30)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

d) Stock options

As at June 30, 2018 and 2017, the Company had the following stock options outstanding:

		Weighted average
	Number of	exercise price
	options	per stock option

Outstanding at June 30, 2016	7,137,125	6.93

Granted	1,742,400	6.79
Exercised	(60,000)	1.73

Outstanding at June 30, 2017	8,819,525	6.93

Granted	1,920,000	5.69
Forfeited	(2,431,050)	7.85
Cancelled	(125,000)	7.13
Exercised	(60,000)	1.81

Outstanding at June 30, 2018	8,123,475	6.41

Exercisable at June 30, 2018	4,297,150	6.12

The total maximum number of common shares to be reserved for issuance through the Company's option plan at June 30, 2018 is 8.5% (2017 - 8.5%) of the total number of outstanding common shares at any time. As at June 30, 2018, this amounted to 11,414,980 (2017 - 11,395,231).

On October 3, 2016, 1,342,400 stock options were issued at $7.02 per share, vesting over four years, expiring on October 2, 2023.

On February 16, 2017, 400,000 stock options were issued at $6.08 per share, vesting over four years, expiring on February 15, 2024.

On July 11, 2017, 1,620,000 stock options were granted to directors, officers and employees with an exercise price of $5.73 per common share, vesting over four years and expiring on July 10, 2024.

On October 2 2017, 300,000 stock options were granted to employees with and exercise price of $5.47 per common share, vesting over four years , expiring on October 1, 2024.

The weighted average grant date value of stock options and assumptions using the Black-Scholes option pricing model for the year ended June 30, 2018 and 2017 are as follows:

	2018	2017

Weighted average grant date value	$1.67	$2.01
Risk-free rate	1.45%	0.69%
Expected option life	5 years	5 years
Expected volatility	36%	37%
Expected dividend yield	1.35%	1.08%

(31)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

During the year ended June 30, 2018, the compensation expense recognized as a result of stock options was $2,159 (2017 - $4,972), with a corresponding adjustment to contributed surplus.

Information related to options outstanding at June 30, 2018 is presented below.

	Number	Weighted	Weighted	Number	Weighted
Range of	outstanding at	average	average	exercisable at	average
exercise prices	June 30,	remaining	exercise	June 30,	exercise
	2018	contractual life	price	2017	price
		years	$		$

$1.50 - $3.49	655,625	0.03	2.03	655,625	2.03
$3.50 - $5.49	1,170,000	1.90	4.43	870,000	4.07
$5.50 - $7.49	4,027,100	4.35	6.57	1,324,900	7.00
$7.50 - $9.49	2,270,750	2.71	8.40	1,446,625	8.40

Total	8,123,475	3.19	6.41	4,297,150	6.12

e) Performance share unit plan

As described in note 3, on December 16, 2015, the Company's Shareholders approved the Plan for eligible employees of the Company. During the year ended June 30, 2017, and in two separate awards, the Company granted certain eligible employees a target number of PSUs that vest over up to a three-year period. On the vesting date, each eligible employee will receive common shares as settlement.
As at June 30, 2018, there were 207,270 (2017 - 338,665) PSUs both granted and outstanding. During the year, the compensation expense recognized as a result of the PSUs was $791 (2017 - $895), with a corresponding adjustment to contributed surplus.

During the year ended June 30, 2018, 20,666 PSU's were paid out to employees, 87,076 were forfeited and 23,653 were cancelled relating to taxes payable on the units issued.

14 Government financing and assistance
During the year ended June 30, 2018, investment in film and television programs was reduced by $nil (2017 - $2,125) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the year ended June 30, 2018, investment in film has also been reduced by $1,667 (2017 - $3,737) related to non-repayable contributions from the Canadian Media Fund license fee program. During the year ended June 30, 2018, investment in film and television programs has been reduced by $15,618 (2017 - $25,547) for tax credits relating to production activities. Lastly, during the year ended June 30, 2018, the Company received $63,464, in government financing and assistance (2017 - $39,919).

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 36% of total amounts receivable at June 30, 2018 (2017 - 41%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

(32)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

15	Income taxes
Significant components of the Company’s net deferred income tax liability as at June 30, 2018 and 2017 are as follows:

	June 30, 2018	June 30, 2017
	$	$

Broadcast licenses	(17,967)	(17,967)
Tangible benefit obligation	2,171	2,352
Leasehold inducement	—	123
Foreign tax credits	2,324	85
Participation payables and finance lease obligations and other liabilities	—	64
Property and equipment	697	(1,724)
Share issuance costs and deferred financing fees	(1,603)	(1,051)
Investment in film and television programs and acquired and library content	(27,568)	(7,782)
Intangible assets	(9,633)	(6,278)
Non-capital losses and other	33,900	17,619

Net deferred income tax liability	(17,679)	(14,559)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $72,648 at June 30, 2018 (2017 - $60,510).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	June 30, 2018	June 30, 2017
	$	$

Income tax expense (recovery) based on combined federal and provincial tax rates of 31% (June 30, 2017 - 31%)	(1,664)	(113)
Income taxes increased (reduced) by:
Share-based compensation	915	1,792
Non-taxable portion of capital gain	(1,024)	—
Tax rate differential	3,675	(1,252)
Non-controlling interest	(2,223)	—
Non-deductible acquisition costs	—	1,244
Tax rate change on opening balance	2,120	—
Other	(308)	200

Provision for income taxes	1,491	1,871

The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates.

For the year ended June 30, 2018, the Company’s blended U.S. federal statutory tax rate is 27.5%, a result of using a tax rate of 34% for the six months ended December 31, 2017 and a reduced tax rate of 21% for the six months ended June 30, 2018.  As a result of the change in the U.S. federal statutory tax rate, the Company has recorded an estimated $2,120 expense, primarily as a result of the re-measurement of its deferred tax assets and deferred tax liabilities.  The Company’s deferred tax assets and deferred tax liabilities have been re-measured to reflect the

(33)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

reduced U.S. federal statutory tax rate expected to apply when the deferred tax assets and deferred tax liabilities are settled or realized in future periods; re-measuring the deferred tax assets and deferred tax liabilities involves estimating when the amounts will be settled or realized, and may be further revised if these estimates are ultimately different from actual future operating results.

16	Finance income and finance expense
Finance income and finance expense are comprised of the following:

	June 30, 2018	June 30, 2017
	$	$

Finance income
Interest income	1,147	556
Gain on movement in fair value of the embedded derivatives on Senior Unsecured Convertible Debentures and Senior Unsecured Notes	11,251	1,968

	12,398	2,524

Finance expense
Interest expense on bank indebtedness	788	348
Accretion of tangible benefit obligation	539	651
Interest on long-term debt, obligations under finance leases and other	48,343	18,181
Early redemption penalties	—	13,464
Accretion on Senior Unsecured Convertible Debentures	1,586	—
Debt extinguishment charge	—	6,990
Amortization of debt premium on Senior Unsecured Notes	—	118
Net foreign exchange loss	7,700	3,226

	58,956	42,978

(34)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

17 Expenses by nature and employee benefit expense
The following sets out the expenses by nature:

	June 30, 2018	June 30, 2017
	$	$

Investment in film and television programs
Direct production and new media costs	192,143	96,249
Expense of film and television programs	33,554	24,348
Expense of film and broadcast rights for broadcasting	18,546	22,515
Write-down of investment in film and television programs and acquired and library content	10,968	1,540
Development, integration and other	10,554	3,435
Impairment of intangible assets	1,059	—
Amortization of acquired and library content	15,916	10,541
Office and administrative	21,704	20,395
Acquisition costs	—	9,695
Finance expense, net	46,558	40,454
Investor relations and marketing	3,322	2,902
Professional and regulatory	7,804	5,363
Amortization of property and equipment and intangible assets	24,174	17,565

	386,302	255,002

The following sets out the components of employee benefits expense:
Salaries and employee benefits	50,421	39,606
Share-based compensation	2,950	5,867

	53,371	45,473

	439,673	300,475
18    Financial instruments

a)	Credit risk

Credit risk arises from cash, cash held in trust as well as credit exposure to customers, including outstanding trade receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.
The maximum exposure to credit risk for cash, cash held in trust and trade receivables approximate the amount recorded on the consolidated balance sheet of $228,542 at June 30, 2018 (2017 - $465,277).
The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 6% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent,

(35)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash and cash equivalents and cash held in trust bear interest at floating rates. A 1% (100 bps) fluctuation in the interest rate on the Company's variable rate debt instruments would have an approximate $6,000 to $7,000 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases, interim production financing and maintaining revolving credit facilities (note 12). As at June 30, 2018, the Company had cash on hand of $46,550 (June 30, 2017 - $62,143).
Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.
The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.
The Company obtains interim production financing (note 12) to provide funds until such time as the federal and provincial film tax credits (note 6) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At June 30, 2018, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP, JPY or Euro foreign exchange rates would have an approximate $8,000 effect on net income and comprehensive income.

(36)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$

Bank indebtedness	16,350	16,350	—	—	—
Accounts payable and accrued liabilities	130,545	130,545	—	—	—
Interim production financing	93,683	93,683	—	—	—
Other liabilities	8,150	—	8,150	—	—
Senior Unsecured Convertible Debentures	193,474	8,225	16,450	16,450	152,349
Term Facility	747,021	24,197	47,856	47,273	627,695
Finance lease obligations	9,435	4,364	4,132	939	—

	1,198,658	277,364	76,588	64,662	780,044

Contractual payments in the table above includes fixed rate interest payments but excludes variable rate interest payments and are not discounted. Other liabilities exclude deferred lease inducements as these do not require any future contractual payments.

f)	Fair values

The Company categorizes its fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -
valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

Fair value estimates are made at a specific point in time based on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(37)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Financial assets and liabilities measured at fair value

	As at

	June 30, 2018		June 30, 2017
	Fair value hierarchy	Fair value(1)	Fair value hierarchy	Fair value(1)
Derivatives
Embedded derivatives (2)	Level 2	(11,940)	Level 2	—
Foreign currency forwards (3)	Level 2	(61)	Level 2	(174)

(1) The Company values its derivatives using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model.
(2) The fair values of embedded derivatives are determined using valuation models.
(3) The fair value of forward currency contracts is determined using prevailing exchange rates.

Financial assets and liabilities not measured at fair value

The carrying amounts reported on the consolidated financial statements for cash on hand, cash held in trust, amounts receivables and accounts payable and accrued liabilities all approximate their fair values due to their immediate or short-term nature. Bank indebtedness was renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values. Cash has a hierarchy of Level 1, all other values listed above are listed as Level 3.

The following table summarizes the fair value and carrying value of other financial liabilities that are not recognized at fair value on a recurring basis on the consolidated balance sheets:

	As at

	June 30, 2018			June 30, 2017
	Fair value hierarchy	Fair value liability	Carrying value	Fair value hierarchy	Fair value liability	Carrying value

Term Facility(1)	Level 2	645,298	645,298	Level 2	642,363	642,363
Senior Unsecured Notes(2)	Level 2	—	—	Level 2	225,000	225,000
Obligations under finance leases	Level 2	8,757	8,757	Level 2	8,245	8,245
Special Warrants	Level 3	—	—	Level 3	140,000	140,000
Senior Unsecured Convertible Debentures(3)	Level 1	123,200	130,355	N/A	—	—
Interim production financing(4)	Level 2	93,683	93,683	Level 2	101,224	101,224
Other liabilities(5)	Level 3	8,150	8,150	Level 3	11,422	11,422

(1) The interest rates on the Term Facility resets regularly; therefore, the fair value, using a market approach approximates the carrying value.
(2) Management estimates the fair value using a market approach, based on publicly disclosed trades between arm's length parties.
(3) The fair value of the convertible debentures is based on market quotes as these are actively traded on the open exchange.
(4) Interim production financing bears interest at variable rates, therefore management believes the fair value approximates the carrying value.
(5) The fair value of other liabilities, which includes the tangible benefit obligations, the long-term portion of certain other contractual liabilities and excludes deferred lease inducements, was estimated based on discounting the expected future cash flows. The key unobservable assumptions in calculating the fair value are the timing of the payments over the next four years related to the tangible benefit obligation included in other liabilities, and the discount rate used for discounting the other liabilities.

(38)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

g) Foreign currency contracts

At June 30, 2018, the Company had notional principal of US$2,231 (2017 - US$7,756) in contracts to sell US dollars.

19	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments are as follows:

$

Year ended June 30, 2019	9,884
2020	8,933
2021	7,563
2022	6,925
Beyond 2022	26,762

The Company has entered into various contracts to buy broadcast rights with future commitments totalling $22,321.

Contingencies

The Company is, from time-to-time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company.

20	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and broadcast operations. During the year ended June 30, 2018, the Company declared dividends totalling $10,734 (2017 - $9,908). The balance of the Company’s cash is being used to maximize ongoing development and reduce leverage.

The Company’s capital at June 30, 2018 and 2017 is summarized in the table below:

	June 30, 2018	June 30, 2017
	$	$

Total bank indebtedness, long-term debt and obligations under capital leases, excluding interim production financing	772,920	983,335
Less: Cash and cash held in trust	(46,550)	(302,020)

Net debt	726,370	681,315

Total Shareholders’ Equity	400,792	415,853

	1,127,162	1,097,168

(39)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

21 Earnings per common share

a)	Basic
Basic earnings per share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding during the period.

	June 30, 2018	June 30, 2017
	$	$

Net loss attributable to shareholders of the Company	(14,060)	(3,634)
Weighted average number of common shares	134,505,625	134,059,478

Basic loss per share	(0.10)	(0.03)

b)	Diluted
Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has three categories of potentially dilutive instruments which are convertible into common shares: stock options, performance share units and the Senior Unsecured Convertible Debentures. For the stock options, performance share units and the Senior Unsecured Convertible Debentures, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options, performance share units and Senior Unsecured Convertible Debentures. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of stock options, issuance of performance share units and exercise of Senior Unsecured Convertible Debentures.

For the years ended June 30, 2018 and 2017, the diluted weighted average number of common shares outstanding is the same as the basic weighted average number of common shares outstanding, as the Company had a net loss for the period and the exercise of any potentially dilutive instruments would be anti-dilutive.

	June 30, 2018	June 30, 2017
	$	$

Net loss attributable to shareholders of the Company	(14,060)	(3,634)
Weighted average number of common shares	134,505,625	134,059,478

Diluted loss per share	(0.10)	(0.03)

(40)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

22	Statement of cash flows - supplementary information
Net change in non-cash balances related to operations

	June 30,	June 30,
	2018	2017
	$	$

Decrease (increase) in amounts receivable	7,345	(44,457)
Decrease (increase) in prepaid expenses and deposits and other	1,512	(526)
Decrease (increase) in long-term amounts receivable	7,713	2,912
Increase (decrease) in accounts payable and accrued liabilities	(41,475)	47,601
Increase (decrease) in deferred revenue	(5,558)	10,899
Tangible benefit obligation payments	(859)	(3,599)

	(31,322)	12,830

During the year, the Company paid and received the following:
	$	$

Interest paid	45,156	19,250
Interest received	342	556
Taxes paid	3,694	15,996
Net change in film and television programs

	June 30,	June 30,
	2018	2017
	$	$

Decrease (increase) in development	(434)	(238)
Decrease (increase) in productions in progress	19,769	(12,285)
Decrease (increase) in productions completed and released	(52,854)	(75,736)
Expense of film and television programs	33,554	24,348
Decrease (increase) in program and film rights - broadcasting	(14,110)	(15,839)
Expense of film and broadcast rights for broadcasting	18,546	22,515

	4,471	(57,235)

(41)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

Reconciliation between the opening and closing balances in the consolidated balance sheet arising from financing activities

			Senior
			Unsecured	Senior
	Term	Special	Convertible	Unsecured	Finance
	Facility	Warrants	Debentures	Notes	leases	Total
	$	$	$	$	$	$

Balance - June 30, 2017	616,339	133,751	—	225,000	8,245	983,335

Repayments	(6,425)	—	—	(225,000)	(5,338)	(236,763)
Issue costs	(226)	—	(313)	—	—	(539)

Total financing cash flow activities	(6,651)	—	(313)	(225,000)	(5,338)	(237,302)

Conversion to Senior Unsecured Convertible Debentures	—	(133,751)	133,751	—	—	—
Amortization of deferred financing costs	4,018	—	974	—	—	4,992
New finance leases	—	—	—	—	5,850	5,850
Movement in fair value of embedded derivatives	—	—	(11,251)	—	—	(11,251)
Accretion on Senior Unsecured Convertible Debentures	—	—	1,586	—	—	1,586
Unrealized foreign exchange loss	9,360	—	—	—	—	9,360

Total financing non-cash activities	13,378	(133,751)	125,060	—	5,850	10,537

Balance - June 30, 2018	623,066	—	124,747	—	8,757	756,570

			Former	Senior
	Term	Special	Term	Unsecured	Finance
	Facility	Warrants	Facility	Notes	leases	Total
	$	$	$	$	$	$

Balance - June 30, 2016	—	—	67,578	219,928	4,567	292,073

New debt	642,362	140,000	—	—	—	782,362
Debt extinguishment cost	—	—	1,116	5,874	—	6,990
Realized foreign exchange	—	—	—	372	—	372
Repayments	—	—	(69,106)	—	(4,517)	(73,623)
Issue costs	(26,023)	(6,322)	(18)	(332)	—	(32,695)

Total financing cash flow activities	616,339	133,678	(68,008)	5,914	(4,517)	683,406

Amortization of deferred financing costs	—	73	430	1,008	—	1,511
Amortization of premium	—	—	—	118	—	118
New finance leases	—	—	—	—	8,195	8,195
Movement in fair value of embedded derivatives	—	—	—	(1,968)	—	(1,968)

Total financing non-cash activities	—	73	430	(842)	8,195	7,856

Balance - June 30, 2017	616,339	133,751	—	225,000	8,245	983,335

(42)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

23	Revenues and segmented information
The Company operates production entities and offices throughout Canada, the United States and Europe. In evaluating performance, the Chief Operating Decision Maker ("CODM") does not distinguish or group its production, distribution and merchandising operations ("Content Business") on a geographic basis. The Company has determined that it has three reportable segments being the Content Business, CPLG, which manages copyrights, licensing and brands for third parties and DHX Television.

	Year ended June 30, 2018
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$

Revenues	13,034	55,014	366,368	434,416
Direct production costs and expense of film and television produced, and selling, general and administrative	15,285	33,459	257,891	306,635

Segment profit	(2,251)	21,555	108,477	127,781

Corporate selling, general and administrative				23,809
Amortization of property and equipment and intangible assets				24,174
Finance expense, net				46,558
Amortization of acquired and library content				15,916
Write-down of investment in film and television programs and acquired and library content, and impairment intangible assets				12,027
Development, integration and other				10,554

Loss before income taxes				(5,257)

	Year ended June 30, 2017
	CPLG	DHX Television	Content	Consolidated
	$	$	$	$

Revenues	18,814	57,384	222,514	298,712
Direct production costs and expense of film and television produced, and selling, general and administrative	16,589	35,276	140,132	191,997

Segment profit	2,225	22,108	82,382	106,715

Corporate selling, general and administrative				25,248
Amortization of property and equipment and intangible assets				17,565
Finance expense, net				40,454
Amortization of acquired and library content				10,541
Write-down of acquired and library content				1,540
Acquisition costs				9,695
Development, integration and other				3,435

Loss before income taxes				(1,763)

(43)

DHX Media Ltd.
Notes to the Consolidated Financial Statements
For the years ended June 30, 2018 and 2017

(expressed in thousands of Canadian dollars unless otherwise noted, except for amounts per share)

For the year ended June 30, 2018, write-down of investment in film and television programs and acquired and library content included $2,787 and $9,240 related to DHX Television and Content segments, respectively (2017 - $nil and $1,540, respectively).

As at June 30, 2018, $nil, $33,224, and $207,582 of goodwill was allocated to CPLG, DHX Television and Content Business, respectively (2017 - $nil, $33,224, and $207,310, respectively).

The following table presents further components of revenue derived from the following areas:

	June 30, 2018	June 30, 2017
	$	$

Content
Production revenue	19,793	36,877
Distribution revenue	124,094	100,408
Merchandising and licensing and other revenue	144,712	26,253
Producer and service fee revenue	77,769	58,976

	366,368	222,514

DHX Television
Subscriber revenue	51,102	53,240
Promotion and advertising revenue	3,912	4,144

	55,014	57,384

CPLG
Third party brand representation revenue	13,034	18,814

	434,416	298,712

Of the Company’s $434,416 in revenues for the year ended June 30, 2018, (2017 - $298,712), $168,038 was attributable to the Company’s entities based in Canada (2017 - $173,427), $144,940 (2017 - $1,089) was attributable to the Company’s entities based in the USA $109,024 (2017 - $108,849) was attributable to the Companies entities based in the UK and $12,414 (2017 - $15,347) was attributable to entities based outside of Canada, the USA and the UK.

As at June 30, 2018, the following non-current assets were attributable to the Company’s entities based in the USA: $67 of property and equipment, $423,485 of intangible assets, and $26,399 of goodwill (2017 - $125, $422,170, and $26,742, respectively). As at June 30, 2018, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $1,872 of property and equipment, $30,332 of intangible assets and $5,334 of goodwill (2017 - $2,091, $55,956, and $3,771 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

24    Subsequent events
On July 23, 2018, the Company completed the sale of a non-controlling interest in Peanuts to Sony Music Entertainment (Japan) Inc. (“SMEJ”).  SMEJ has indirectly purchased 49% of the Company’s 80% interest in Peanuts for $235.6 million in cash, subject to certain adjustments contemplated in the original agreement.  Subsequent to the sale, the Company now owns a 41% interest in Peanuts, SMEJ owns a 39% interest, and the members of the family of Charles M. Schulz continue to hold their 20% interest.

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